INVEST IN **VENGANZA FOODS**

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Plant-based, authentic Mexican food



venganzafoods.com Oakland CA

Retail | Food | Main Street | B2B | Eating and Drinking

LEAD INVESTOR

Dwayne Dupree

I'm investing in Venganza Foods for a several exciting reasons. I believe in the vision and conviction that Raul Medina has for his foods. He's implementing the right distribution model for sustainable growth. With the growing thirst from consumers for plant based foods, Venganza is in the sweet spot for my investment thesis. Last and by no way least, the food is phenomenal! The uniqueness of combining amazing Mexican flavors with a variety of different plant based options are qualities consumers will indulge in.

Invested $5,000 this round

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OVERVIEW UPDATES WHAT PEOPLE SAY 102 ASK A QUESTION 7

Highlights

1. 💰 ~$500K lifetime revenue ($33K from current corp)
2. 💸 25% MoM growth, ~1K patrons at carniceria monthly
3. 🥇 Named Los Angeles' Best Taco in 2018, vendor at Coachella in 2017
4. 📣 Chef featured in LA Times, NPR, SF Chronicle, VICE
5. ✅ Expect to hit exponential growth after unlocking partnerships/retailers
6. 📈 Vegan food market expected to be $162B by 2030

Our Team



Raul Medina CEO

Turned from killing chickens in Mexico to making vegan meats for the Latinx market.

Cruelty-free is in our name. Venganza means vengeance in Spanish. Vengeance against the meat industry, against climate change, and against human cruelty.



Ravi Kurani COO

Built the leading water sensor for safe water.

The Impossible meats of the Mexican world



Our Story

Chef Raul Medina killed chickens in Mexico until, one day, he turned around – he couldn't do that anymore. His grandmother told him he would starve, all he could eat is chilis, cheese, and tortillas (at the time he wasn't vegan). Coming out to the US he realized the cheese was horribly processed. Where did it come from? The cheese doesn't come from one cow (as it did in Mexico). And so he saw that if he can give up meat, he can give us cheese.

Fast forward 20 years, Raul, as a vegan in the Bay Area, saw a distinct absence in the food scene – a real "taco." All he saw was salads on a tortilla. **Where was the carne asada? The pollo? The pastor?** His observations reflected a larger trend in the vegan food space:



The Problem

Vegan food is blowing up with projected $162B by 2030.

Beyond and Impossible have built the framework but still only target Western markets with hamburgers, hot dogs, and ground meat.

International cuisines such as Latinx, Indian, and Asian really don't have the same product choice with just as much demand.

Bloomberg Intelligence

Out of necessity, Raul started his first pop-up on the corner of 15th and Harrison on the sidewalks of download Oakland. Since he lived in Chinatown, he found a lot of Chinese, African, and Vietnamese spices. Oakland is a melting pot of cultures, and spices. By experimenting with these spices, he was able to find something that was carintas-like. He worked to create carnitas that felt fully authentic – from taste to texture.





Working as an immigration defense clerk was taking its toll on him, and once his attorney told him he'd make more money selling tacos than doing consultations, something flipped inside in him. He bought a Blackstone griddle and dove head first into the venture. The first pop-up was entirely marketed over Instagram he had a line of 60 people. He ran out of food. It's been growing quickly ever since. He served food at **Coachella in 2017 & won Los Angeles' Best Taco award in 2018** – beating out tacos packed with real meat. He recently opened a **100% plant-based carnicería**, or Mexican meat market, in downtown Oakland, CA – but it known for his creations in Santa Ana, Oakland, and Los Angeles.



Chef Raul in a plant-based cannabis cook-off on VICE.

Why plant-based?

Raul's decision to go vegan was influenced by his experience as a legal clerk helping undocumented immigrants who faced deportation after coming to the US to work at factory farms and slaughterhouses. He began La Venganza to re-define what "cruelty-free" means. As a culture, we define veganism as the attack on animals, but we forget the human suffering that goes to pick our vegetables, and process the worlds meat. Venganza is born and bred to disrupt the current narrative around factory-farmed meats, immigrant labor, and losing the connection to what your grandma cooked.

This disruption means that Raul has a vision beyond running his carniceria. He envisions getting vegan meat into more taquerias and on the shelves of Mexican supermarkets like Cardenas to help advance his notion of truly "cruelty-free" veganism. His vision is already coming to life: **Oakland's Taqueria El Cruzero uses his products in tacos and burritos, and hit taco truck Al Pastor Papi has served his vegan carne asada in the past.**





So, what's in it?

All of our meats are made from tofu skin or vegetables. We aim not just to veganize Mexican food but to recreate it as faithfully as possible – mimicking the taste and textures of classic taqueria cuts like lengua and cabeza. He makes chorizo from beets and creates richness in vegan birria from enoki mushrooms. Our cheeses are soy-based. Check out this clip of Chef Raul preparing some crowd favorites.





Our traction & game plan.

We've gained a ton of traction (and **much beloved fans**) since Raul opened his pop-up. We currently get ~1K patrons at our carniceria in Oakland, have ~25%

month-over-month growth, and have ~**$500K in lifetime revenue**. But this is only the tip of the iceberg; here's the nitty gritty of our plan to bring Venganza to the next level.









Forward-looking projections cannot be guaranteed.

Competitive Landscape




Team





Raul Medina, CEO
Celebrity chef + food scientist

Ravi Kurani
3X Entrepreneur, Supply Chain and Ops


Currently Raising (through WeFunder)

- $400,000 investment on a $10M cap SAFE
    - Purchase inventory of 6 meats
    - Kick off distribution and D2C drops
    - Open flag-ship restaurant




Here's Raul with the papers to the spot for the carniceria in downtown Oakland.

Passages in this pitch are derived from Venganza's features in SF-based press outlets.